THENABLERS, INC.

August 31, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Erin E. Martin

Re: Thenablers, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 14, 2018

File No. 333-225239

Ladies and Gentlemen:

We, Thenablers, Inc. (the “Company”), are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) relating to the issuance by the Company of 656,700 shares of our common stock, par value $0.0001.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated August 28, 2018 regarding your review of the Amendment No. 2 to Registration Statement, which was filed with the Commission on August 14, 2018.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 2.

Risks Related to this Offering, page 7

1.	We note that you have included a risk factor on page 8 detailing the risks associated with certain terms in your subscription agreement, including that the subscription agreement is irrevocable. In addition, we note the risk factor on the beginning of page 8 regarding the “best efforts” nature of this offering and that it is being sold through your officer and director. We further note that your offering relates to the resale of securities. Please revise to clarify how the selling shareholders will use the subscription agreement when selling their securities or otherwise explain its relevance to the offering as currently contemplated. In addition, please revise to remove the reference to the “best efforts” offering being conducted by your officer and director or revise your prospectus throughout to discuss this component of your offering in more detail.

We have removed the specific risk factor as it is not relevant to this offering due to the fact that the Company isn’t currently accepting new subscription agreements related to the underlying offering.

Selected Financial Data and Management’s Discussion and Analysis

Plan of Operation, page 25

2.	We note your response to comment 3 and that the Company recorded total revenues of $3,381 for the six months ended June 30, 2018 and forecasted revenues of $740,000 for fiscal year 2018. We also note that you have forecasted revenues of $2.9 million for fiscal year 2019. Given your limited operating history, and your performance year to date, we remain unclear as to your determination of the reasonable basis to present your forecasted information for fiscal years 2018 and 2019. Please revise your filing to explain your analysis in greater detail. Reference is made to Item 10(b) of Regulation S-K.

Generally, we believe our estimated forecasts to be reasonable based on our own expectation of performance. However, Item 10(b) of Regulation S-K states that the Commission “encourages” the use of projections but does not require the use of projections in a registration statement. In reviewing Item 10(b) of Regulation S-K, generally, and in consideration of providing accurate and reasonable disclosures to shareholders, we have determined to remove our projected numbers as they could be viewed as misleading given that we have no substantial operating history to base our forecasted projections on.

Description of Property, page 22

3.	We note that you have removed part of the disclosure added to your registration statement in response to comment 7 in our letter dated June 22, 2018. As such, we reissue the comment in part. We note that your principal business address appears to be a “virtual office.” Please revise to clarify this fact.

We have added language to clarify that our offices are a “virtual office” for purposes of providing a consistent point of contact with the public and our shareholders.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me directly or counsel, William R. Eilers, Esq., at (786) 273-9152.

Very truly yours,

/s/ Panos Lazaretos

Panos Lazaretos, CEO

cc: William R. Eilers, Esq.